December 22, 2006

Robert M. Chiste, President
Comverge, Inc.
120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

Re: Comverge, Inc.
Form S-1 Amendment No. 2
File No. 333-137813
Filed December 13, 2006

Dear Mr. Chiste:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated December 5, 2006.

Summary, page 2

1.   Please complete the table in the next amendment.

Market Opportunities, page 2

2.   Clarify in the disclosure whether the Clean Edge report includes your technology in its definitions of the "clean energy sector" and "alternate energy resources," and explain how your definition of those terms differs from this industry source.

3.   Define what you mean by your "addressable market" on page 3 and why you believe that it is appropriate to state that these addressable market estimates "indicate the total spending over the next five years that directly apply to our products and services" when your products and services represent such a tiny portion of this market. For example, you refer to a $2 billion segment for alternative energy resources when your VPC programs represent less that 1% of the "addressable market."

Dilution, page 30

4.   Refer to prior comment 16 and your response. Our comment was seeking additional disclosure regarding how the percentages and dollar amounts in the table at the bottom of page 30 would change, assuming the exercise of all outstanding warrants and options. Please expand the disclosure on page 31 to so state.

The Growing Clean Energy Sector, page 61

5.   We note your response to comment 1. Please substantiate the "industry-accepted market penetration rate of 20% to 40%" as stated at page 62.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   John Clutterbuck (Andrews Kurth)
       VIA TELEFAX (713) 238-7135